UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following

RELEVANT INFORMATION

BBVA has decided to initiate strategic review of alternatives for its mandatory pension fund administrators business in Latin America. Despite this being a highly attractive business, its limited relationship with BBVA’s core business, the universal banking activity, advises the initiation of this process.

The alternatives contemplated in this process include the partial or total sale of the Pension Fund Administrators Companies (so called “AFPs”) in Chile, Colombia and Peru, as well as the Mexican Pension Fund business (“Afore”). The outcome of this review does not necessarily imply the sale of any of these businesses.

This process is expected to last for several quarters and the closing, if it eventually takes place, will not happen in the current year.

BBVA maintains its strategic commitment for the Latin American market and shall continue to invest in the region, which remains a priority for BBVA’s growth in the banking and insurance business.

Madrid, May 24, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 24, 2012	By:	/s/ Francisco Javier Rodriguez Soler
	Name:	Francisco Javier Rodriguez Soler
	Title:	Management Director - M&A